PRESS RELEASE
For more information contact:

Lee Roth
KCSA Worldwide
(212) 896-1209 lroth@kcsa.com


            Tikcro Technologies Announces 2007 Annual General Meeting

         TEL AVIV, Israel, September 19, 2007 - Tikcro Technologies Ltd. (OTCBB:
TIKRF) today announced that its Annual General Meeting of Shareholders will be held on October 25, 2007 at 4:30 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is September 19, 2007. Tikcro will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

         The agenda of the meeting is as follows:

         (1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

         (2) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

         (3) consideration of our financial statements for the year ended December 31, 2006.


Items 1 and 2 require the approval of a simple majority of the shares voted on the matter. Item 3 will not involve a vote of the shareholders.

About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.